UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 27, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the presentation materials related to the Second Quarter 2015 Results of UBS Group AG and UBS AG, including speaker notes, which appear immediately following this page.

July 27, 2015 Second quarter 2015 results

1
This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its cost reduction and efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets (RWA) and leverage ratio denominator (LRD), and to maintain its stated capital return objective; (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties, and the degree to which UBS is successful in implementing changes to its business to meet changing market, regulatory and other conditions; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose, or result in, more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory
Authority (FINMA) will approve reductions to the incremental RWA resulting from the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in establishing a US intermediate holding company and implementing the US enhanced prudential standards, completing the squeeze-out of minority shareholders of UBS AG, and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes and other similar changes that have been made previously, and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including measures to impose new or enhanced duties when interacting with customers or in the execution and handling of customer transactions; (ix) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (x) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xi) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiv) whether UBS will be successful in keeping pace with competitors in updating its technology, in trading businesses; (xv) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading and systems failures; (xvi) restrictions to the ability of subsidiaries of the Group to make loans or distributions of any kind, directly or indirectly, to UBS Group AG; and
(xvii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the
SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2014. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. Refer to UBS's second quarter 2015 report and its Annual report on Form 20-F for the year ended 31 December 2014. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.
© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.
Cautionary statement regarding forward-looking
statements

2
1H15 net profit CHF 3.2 billion, up 73% YoY; 1H15 12% annualized return on tangible equity
1
Group
Net profit attributable to UBS Group AG shareholders CHF 1,209 million, diluted EPS CHF 0.32
Reported profit before tax (PBT) CHF 1,759 million, adjusted PBT CHF 1,635 million
Basel III fully applied CET1 ratio 14.4%, Swiss SRB fully applied leverage ratio 4.7%
Successful launch of UBS Switzerland AG, the largest bank in Switzerland
Business divisions
Wealth Management: PBT CHF 769 million and NNM CHF 8.4 billion
–
Highest second quarter PBT since 2009 with continued growth in recurring revenues
Wealth Management Americas: PBT USD 231 million
–
Record net recurring fee income and industry-leading FA productivity
Retail & Corporate: PBT CHF 414 million
–
Highest second quarter PBT since 2010 with all KPIs within target ranges
Global Asset Management: PBT CHF 134 million and continued strong NNM CHF 8.3 billion
–
NNM inflows across all capabilities
Investment Bank: PBT CHF 617 million
–
Annualized return on attributed equity 34% on stable resource utilization
Corporate Center: PBT of negative CHF 514 million
–
Significant reduction of CHF 14 billion in Non-core and Legacy Portfolio LRD
1 Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation;
2 Adjusted for net outflows of CHF 6.6 billion related to the Wealth Management balance sheet and capital optimization program;
3 NNM excluding money market flows
2Q15 highlights

Profit before tax
CHF billion
WM
WMA
Operating income
CHF billion
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion;
2 Including CHF 0.4 billion in charges for provisions for litigation, regulatory and similar matters
+8% CAGR
Invested assets
CHF trillion
+7% CAGR
+14% CAGR
Superior growth prospects and a unique global footprint
UBS is the world's largest and fastest growing wealth manager¹
The world's leading wealth management franchise
3
1H12
1.4
0.3
1.1
0.5
1H15
1H13
1.1²
0.5
1.5
1.6
2.1
1H14
1.3
0.4
1.7
0.9
1H15
1.0
1.9
0.9
1.8
1H13
1H14
1.7
0.9
0.9
0.8
0.8
0.8
1H12
1.5
3.6
1H14
1H12
3.3
3.5
1H15
3.3
3.9
7.1
3.9
1H13
2.8
6.3
4.1
7.2
7.8

Implementing
our
target
group
structure
Significant
progress
managing
regulatory
change
Capital
Met current fully applied 2019
estimated capital requirements four
years early
Expect to qualify for rebate on
progressive buffer requirement
Intend to issue additional AT1 capital
and inaugural
TLAC-eligible debt out of
UBS Group AG in 3Q15
Dividends
Expect successful completion of the
SESTA squeeze-out procedure in the
near future
Payment of supplementary capital
return of CHF 0.25 per share
planned for 3Q15
Capital and dividends
Key actions and milestones in improving our resolvability
2014
2016
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Share exchange
Incorporation of UBS Group AG
SESTA squeeze-out request
UBS Switzerland AG banking license
UBS Switzerland AG operational
UBS Limited financially self-sufficient
Incorporation of US IHC
US IHC operational
Completion of strategic transformation
Inaugural AT1 from UBS Group AG
UBS Group AG becomes group holding company
2015
Q4
Revised business model implemented
Announce establishment of UBS Business
Solutions AG as UBS Group AG subsidiary
Align US entities under IHC
Issue TLAC out of UBS Group AG
Establish regional and country Business
Solution Center subsidiaries

UBS strategic priorities
Building on our successful transformation with continued disciplined execution
Improving
effectiveness
and efficiency
Executing CHF 2.1 billion in net cost reductions¹
Creating the right cost structure to support long-term growth
From operational effectiveness to operational excellence
2
Capitalizing on
our early mover
advantage
Clear strategic intent
Enhanced resolvability
Strong execution track-record
1
1 Refer to page 41 of the 2014 annual report for details of our cost reduction targets;
2 We target to pay out at least 50% of net profits subject to maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress
We remain fully committed to our capital returns policy²
Continue to build our edge in technology and digitalization
Further strengthen our position in APAC and the Americas
Attract, develop and retain talent
Investing
for growth
3

Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation; 1 Includes non-controlling interests in UBS AG reflecting UBS AG shares held by minority shareholders as well as non-controlling interests related to preferred notes issued by UBS AG; 2 We expect to attribute net profit to non-controlling interests related to preferred notes issued by UBS AG of CHF 80 million in 2016 and CHF 70 million in 2017; 3 Refer to slide 24 for details on the development of IFRS equity attributable to UBS Group
AG shareholders
2Q15
UBS Group AG results (consolidated)
CHF million
2Q14
3Q14
4Q14
1Q15
Total operating income
7,147
6,876
6,746
8,841
7,818
Total operating expenses
5,929
7,430
6,342
6,134
6,059
Profit before tax as reported
1,218
(554)
404
2,708
1,759
of which: own credit on financial liabilities designated at fair value
72
61
70
226
259
of which: gains on sales of real estate
1
0
20
378
0
of which: gain on disposals
43
0
0
141
67
of which: net restructuring charges
(89)
(176)
(208)
(305)
(191)
of which: impairment of an intangible asset
0
0
0
0
(11)
of which: impairment of a financial investment available-for-sale
0
(48)
0
0
0
of which: credit related to changes to retiree benefit plans in the US
0
33
8
0
0
Adjusted profit before tax
1,191
(424)
514
2,268
1,635
of which: provisions for litigation, regulatory and similar matters
(254)
(1,836)
(310)
(58)
(71)
Tax (expense)/benefit
(314)
1,317
515
(670)
(443)
Net profit attributable to preferred noteholders
111
0
31
Net profit attributable non-controlling interests
1,2
1
1
29
61
106
Net profit attributable to UBS Group AG shareholders
792
762
858
1,977
1,209
Diluted EPS (CHF)
0.21
0.20
0.23
0.53
0.32
Return on tangible equity, adjusted (%)
7.2
8.0
8.6
14.4
9.6
Total book value per share (CHF)
3
13.20
13.54
13.94
14.33
13.71
Tangible book value per share (CHF)
3
11.54
11.78
12.14
12.59
12.04

909
891
911
897
922
978
986
949
976
523
517
513
496
518
569
583
560
568
505
406
423
542
472
479
436
589
459
1,921
2,004
1,943
1,859
1,837
1,953
2,031
2,024
2,106
598
566
633
620
600
624
605
658
638
505
483
555
480
517
507
557
482
492
1,255
1,250
1,311
1,264
1,528
1,285
1,348
1,220
1,346
Adjusted numbers unless otherwise indicated, Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 CHF 121 million excluding CHF 291 million charges for provisions for litigation, regulatory and similar matters; 2 PBT excluding CHF 291 million charges for provisions for litigation, regulatory and similar matters; 3 General and administrative expenses; 4 Depreciation and impairment of property, equipment and software as well as amortization and impairment of intangible assets
Operating
expenses
Profit
before
tax
66%
73%
66%
80%
65%
C/I ratio
Operating income CHF 2,024 million
Recurring net fee income increased, mainly reflecting
pricing measures, continued growth in mandates and an
increase in average invested assets
Net interest income increased on higher lending and deposit
revenues, partly offset by lower revenues from the
investment of the Group's equity
Transaction-based income decreased mainly due to reduced
levels of market activity
Operating expenses CHF 1,255 million
Personnel expenses decreased primarily due to lower
variable compensation expenses
G&A expenses increased, partly due to higher marketing
expenses
PBT CHF 769 million
62% cost/income ratio
69%
62%
62%
59%
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
PBT CHF 769 million, highest second quarter PBT since 2009
77%
77%
72%
75%
78%
73%
76%
76%
72%
Wealth Management
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Services from other business divisions and Corporate Center
G&A³ and other
4
Personnel
Operating
income
Recurring
income
243
171
160
185
411¹
133
149
110
125
393
769
856
694
767
659
512
617
607
684²

WM balance sheet and capital optimization
program
•
The program seeks to optimize our resource
utilization and ensure resource constraints are
appropriately priced given the low interest rate
environment
•
Assets in scope ~CHF 30 billion: mainly large clients with a high proportion of short-term deposits relative to their
invested assets, with a low total client relationship margin, often with a negative client economic profit
•
Targeted client discussions to redeploy deposit balances into cash alternatives and investment products, or to reprice their existing deposits and products
•
Results:
–
Lower than expected outflows
–
>CHF 1 billion net increase in mandates
–
Increase in profit
–
Significant LRD and LCR outflow reduction
–
Additional smaller impact and benefits expected in 3Q15
Total estimated program benefit:
(CHF billion)
Impact by quarter:
(CHF billion)
NNM
LRD
Financial impact summary
Due to
customers
(6.6)
2Q15
(12.3)
3Q15
estimate
(~4)
(~5)
LCR
1
cash
outflows
(~10)
(~9)
1 Liquidity coverage ratio
Program is accretive to profits and reduces resource utilization

3.5%
5.8%
1.2%
4.2%
4.8%
4.9%
2.7%
2.3%
4.6%
945
970
987
966
928
899
886
871
862
86
85
82
86
84
87
85
85
90
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Adjusted for net outflows of CHF 6.6 billion related to the Wealth Management balance sheet and capital optimization program
Annualized
growth rate
Invested
assets
CHF billion
Margins
bps
Adjusted NNM CHF 8.4 billion, 3.5% growth
rate, inflows in all regions and within our target
range
NNM reported CHF 1.8 billion
Invested assets CHF 945 billion, decrease mainly
due to currency translation effects
Mandate penetration 26.3%, up from 25.5%,
with strong net mandate sales of CHF 9.2 billion
Net margin 32 bps, up YoY in the last four quarters
CHF
8.4
billion
adjusted
NNM
1
,
mandate
penetration
up
80
bps
to
26.3%
CHF billion
5.0
5.8
10.9
10.7
3.0
10.1
9.8
8.4
14.4
Gross margin
Net margin
Net new
money
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
28
23
30
17
28
28
32
32
35
94.9
96.8
102.2
105.3
112.7
Loans
CHF billion
95.1
111.7
110.9
110.8
Gross loans CHF 110.9 billion
Wealth Management
Adjusted NNM

2.1%
3.3%
1.1%
(1.7%)
(0.7%)
6.5%
7.8%
12.2%
13.1%
16.0%
5.4%
3.6%
0.2%
0.9%
5.3%
0.2%
3.6%
1.8%
0.8%
(0.5%)
5.6%
8.1%
5.9%
5.1%
9.1%
80
80
82
83
83
82
83
73
83
78
90
96
90
91
89
94
96
95
97
92
55
56
54
57
52
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Based on the WM business area structure, refer to page 33 of the 2Q15 financial report for more information; 1 Adjusted for net outflows of CHF 6.6 billion related to the Wealth
Management
balance
sheet
and
capital
optimization
program:
reported
NNM
for
Europe
CHF
0.6
billion,
Asia
Pacific
CHF
3.4
billion,
Switzerland
CHF
0.8
billion,
Emerging
markets
negative
CHF
2.5
billion
and
UHNW
CHF
2.8
billion
Invested assets
CHF billion
1,392
714
708
Client advisors
FTE
30.6.15
1,127
760
494
340
274
172
157
Europe
Switzerland
Asia Pacific
Emerging markets
of which: UHNW
CHF billion
Net new
money
Annualized
growth rate
Gross
margin
bps
2Q14
4Q14
1Q15
2Q15
3Q14
2Q14
4Q14
1Q15
2Q15
3Q14
2Q14
4Q14
1Q15
2Q15
3Q14
2Q14
4Q14
1Q15
2Q15
3Q14
2Q14
4Q14
1Q15
2Q15
3Q14
(0.6)
(1.5)
3.0
1.0
8.9
5.0
8.2
7.8
2.2
0.1
1.6
0.4
0.3
(0.2)
1.5
0.7
9.6
7.1
10.1
5.7
Adjusted
NNM
1
positive in all regions
Wealth Management
1.8
4.5
2.4
0.1
7.1
= Adjusted NNM
1

APAC AuM –
UBS vs. peers
Wealth Management APAC
Leading position and capabilities allow us to capture highly attractive growth opportunities
Covering
the
majority
of
APAC
billionaires
3
:
industry
leading
and
highly
profitable UHNW business
Well-balanced
business
portfolio
with
strong
growth
in
onshore
markets
and
considerable investments to capture future HNW opportunities
Unique platform allowing both domestic and international clients to access our full
suite
of
products,
leveraging
our
leading
IB
4
and
AM
capabilities
Full domestic securities and commercial banking license in China, one of two foreign financial institutions with this combination
Benefitting from long-standing presence and sustained investments, covering clients across generations with increasingly global investment and diversification needs
Largest scale and footprint
WM international
coverage
WM domestic
presence
IB office
Strong growth in assets and profit contribution
WM APAC invested assets
CHF billion
Attractive business portfolio and leading platform
Peer 1-10
ranked by AuM
UBS
Japan
China
Hong
Kong
Taiwan
Malaysia
Indonesia
WM domestic presence and
key regional booking center
Outgrowing the market
in UHNW
Substantial profit
growth: ~CHF 450
million
PBT
2
in
1H15,
65% CAGR since 1H12
Attractive operating
leverage with material
scale benefits
India
Global AM office
+CHF 94 billion
(+52%)
274
180
2Q15
2Q12
South
Korea
Thailand
Singapore
Philippines
USD
billion,
31.12.14
1
272
1 Asian Private Banker AuM League Table 2014; 2 Refer to the "Group performance" section of the 2Q15 financial report for further detail about regional performance; 3 Number of APAC billionaires as per Forbes 2015 Ranking; 4 Dealogic: top international bank by 1H15 CCS revenue (APAC excluding Japan)
in total of ECM, DCM and M&A as well as ranked top by 2014 revenue in APAC ICS – Equities by leading private survey

Wealth Management Americas
Operating
expenses
Profit
before
tax
C/I ratio
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
Record recurring net fee and total operating income
86%
84%
86%
87%
88%
86%
86%
88%
85%
Services from other business divisions and Corporate Center
G&A and other
Personnel
Operating income USD 1,947 million
Recurring net fee income increased on higher managed
account fees
Net interest income increased primarily due to continued
growth in loan and deposit balances as well as higher
income from the financial investment available-for-sale
portfolio
75%
73%
74%
75%
76%
71%
77%
78%
77%
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Operating
income
Recurring
income
Operating expenses USD 1,717 million
G&A expenses increased mainly due to USD 71 million
higher charges for provisions for litigation, regulatory and other matters as well as USD 21
million higher legal fees
Personnel expenses increased, reflecting higher financial
advisor compensation on higher compensable revenues
PBT USD 231 million
PBT USD 318 million excluding charges for provisions for
litigation, regulatory and other matters
88% cost/income ratio
287
289
301
283
300
288
306
284
118
113
132
153
166
165
167
139
227
291
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1,043
1,088
1,119
1,163
1,197
1,187
1,186
1,217
286
276
250
261
276
280
277
301
433
476
472
464
441
448
432
425
1,947
1,901
1,924
1,919
1,898
1,865
1,851
1,748
1,780
231
293
233
267
246
284
283
232
256
1,118
1,115
1,134
1,146
1,186
1,198
1,218
1,185
1,199
1,717
1,608
1,691
1,651
1,652
1,582
1,567
1,517
1,523
1,030
235
507

Wealth Management Americas
Annualized
growth rate
Solid underlying NNM growth
Reported NNM negative USD 0.7 billion
NNM ~USD 3.2 billion, excluding record seasonal
income tax payments of ~USD 3.9 billion
Invested assets USD 1,045 billion, managed
accounts penetration of 34%
Net margin 9 bps
Continued growth in loan balances
2.1
4.9
2.1
(2.5)
5.5
USD billion
2.8
4.9
(0.7)
4.8
Gross margin
Net margin
Net new
money
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
10
12
12
10
9
11
11
9
11
Invested
assets
USD billion
37.6
39.1
39.6
41.7
44.6
Loans
USD billion
36.8
43.3
47.3
45.5
Margins
bps
Gross loans USD 47.3 billion on increased credit
lines and mortgage balances
~0.0%
(0.3%)
= Excluding withdrawals associated with seasonal income tax payments
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
74
73
75
76
76
76
79
78
80
1,045
1,050
1,032
1,016
1,017
987
970
919
892
1.9%
2.2%
1.9%
0.9%
2.1%
0.9%
1.3%
~1.2%
(1.0%)
~2.4%

1,005
994
1,042
1,037
1,068
1,079
1,091
1,088
1,118
1,045
1,050
1,032
1,016
1,017
987
970
919
892
47.3
45.5
44.6
43.3
41.7
39.6
39.1
37.6
36.8
126
129
136
139
143
143
147
150
150
235
286
276
250
261
276
280
277
301
Record and industry-leading FA productivity
Invested assets and FA productivity
Net interest income and lending
Invested assets per FA (USD million)
Annualized revenue per FA (USD thousand)
Credit loss (expense)/recovery (USD million)
Net interest income
(USD million)
Invested assets
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
Loans, gross
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
(21)
(9)
19
(2)
0
0
(1)
0
0
Wealth Management Americas
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

217
212
195
224
214
219
190
225
221
270
268
267
244
256
238
277
252
249
538
536
557
512
571
532
587
541
558
542
531
540
523
541
563
557
568
560
272
262
256
247
267
273
284
241
135
134
133
140
138
144
127
127
126
234
979
952
913
958
938
932
931
958
948
414
443
356
446
367
401
344
417
390
Operating
income
Operating
expenses
Profit
before
tax
57%
62%
58%
60%
57%
C/I ratio
59%
52%
56%
54%
Highest second quarter PBT since 2010 and all KPIs within target range
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
Operating income CHF 952 million
Net interest income decreased slightly on lower income
from the investment of the Group's equity
Transaction-based income decreased from a strong first
quarter, mainly due to lower income from FX trading and
the absence of hedge ineffectiveness gains included in the
previous quarter
Credit loss expenses decreased
Operating expenses CHF 538 million
Personnel expenses decreased with lower accruals for
untaken vacation
G&A expenses increased mainly due to higher charges for
provisions in the Corporate & Institutional clients business
PBT CHF 414 million
56% cost/income ratio
Net interest margin 164 bps vs. 165 bps in 1Q15,
mainly reflecting lower net interest income
Annualized net new business volume growth for retail
business 3.1%, unchanged vs. 1Q15
Retail & Corporate
Transaction-based
Net interest
Recurring net fee
Other
Credit loss (expense)/recovery
Services from other business divisions and Corporate Center
G&A and other
Personnel
71
61
125
64
101
55
90
59
68
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

449
418
410
404
427
462
463
443
456
68
72
476
20
511
497
34
489
27
465
38
451
47
482
447
29
489
41
134
186
124
151
107
126
143
130
152
164
141
156
148
153
166
160
167
175
54
65
69
94
61
90
56
57
120
122
118
108
110
111
123
102
110
54
342
325
373
338
357
325
339
317
338
Global Asset Management
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Net new money excluding money market flows
Operating
income
Operating
expenses
Profit
before
tax
71%
70%
72%
77%
75%
C/I ratio
69%
69%
72%
64%
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
NNM CHF 8.3 billion
1
with net inflows in all capabilities
Performance fees
Net management fees
(3.9)
(4.6)
13.0
11.6
(5.8)
Net new
money ex. MM
(1.3)
3.8
8.3
7.5
Net new money excluding money market flows of
CHF 8.3 billion, of which 5.3 billion from third parties and
CHF 3.0 billion from our wealth management businesses
Operating income CHF 476 million
Net management fees increased, mainly in traditional
investments and global real estate
Performance fees decreased primarily in O'Connor and A&Q
with approximately 60% of performance fee-eligible assets
at high-water marks as of 30.6.15 compared with more
than 90% as of 31.3.15
Operating expenses CHF 342 million
Charges for services from other business divisions and
Corporate Center increased primarily due to higher charges
from Group Technology
Personnel expenses increased due to higher expenses for
variable compensation
PBT CHF 134 million
72% cost/income ratio
Invested assets CHF 650 billion
Net margin 8 bps vs. 11 bps in 1Q15
Gross margin 29 bps vs. 31 bps in 1Q1
Services from other business divisions and Corporate Center
G&A and other
Personnel

Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Operating income including credit loss (expense)/recovery; 2 CHF 179 million excluding CHF 1,687 million charges for provisions for litigation, regulatory and similar matters; 3
PBT excluding CHF 1,687 million charges for provisions for litigation, regulatory and similar matters
Operating
income
1
Operating
expenses
Profit
before
tax
82%
80%
75%
75%
86%
C/I ratio
66%
162%
73%
69%
PBT CHF 617 million; continued strong performance in Equities
Corporate Client Solutions
Investor Client Services –
FX, Rates and Credit
Investor Client Services –
Equities
4Q13
2Q14
4Q14
1Q15
2Q15
2Q13
3Q13
1Q14
3Q14
Operating income CHF 2,344 million
ICS Equities revenues increased 30% YoY with particular
strength in Derivatives and Financing Services, especially in
APAC
ICS FRC revenues increased 4% YoY driven by strong Rates
and FX performance on increased client volumes
CCS revenues decreased 16% YoY as strength in Advisory
was primarily offset by declines in DCM
Operating expenses CHF 1,727 million
Personnel expenses increased YoY due to higher variable
compensation expenses
G&A expenses decreased YoY mainly due to lower charges
for provisions for litigation, regulatory and similar matters
PBT CHF 617 million
73% cost/income ratio
Annualized return on attributed equity 33.8%
Basel III RWA CHF 63 billion, stable resource utilization
Funded assets CHF 176 billion
Record revenue per unit of VaR
Investment Bank
Services from other business divisions and Corporate Center
G&A and other
Personnel
192
202
298
160
186
469
200
167
1,866
(1,221)
2
466
3
617
836
276
548
559
369
296
745
1,006
838
814
1,020
865
909
908
1,156
1,128
406
327
320
412
385
325
298
721
402
773
503
711
768
981
736
704
779
822
2,344
2,657
1,919
1,969
2,225
2,200
1,843
1,668
2,189
701
615
591
848
876
693
1,006
940
551
555
585
633
615
631
679
615
620
495
1,727
1,821
1,643
3,190
1,677
1,641
1,474
1,372
1,444

(514)
(332)
(442)
(816)
(1,164)
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation;
We currently expect to record net foreign currency translation losses of ~CHF 120 million in 2H15 which will be recorded in Group ALM and, consistent with past practice, treated as adjusting items for the purpose of calculating adjusted results. Refer to page 17 of the 2Q15 financial results for further detail
Operating expenses before allocations increased mainly due to increased marketing costs, as well as higher professional fees associated with the ongoing changes to our legal structure
Gross income declined and included losses from hedging activities as well as lower income from centralized balance sheet risk management and slightly higher gross funding costs
Net allocations decreased, mainly driven by lower income generated from interest rate risk management activities and additional hedging losses related to the investment of the Group's equity
Significant reduction in Non-core and Legacy Portfolio LRD, down >40% YoY
Operating income improved and the second quarter included a gain of
CHF 57 million related to the settlement of two litigation claims
Operating expenses increased, mainly due to higher charges for provisions for litigation, regulatory and similar matters
Profit
before
tax
2Q14
4Q14
1Q15
2Q15
3Q14
Corporate Center results by unit (CHF million)
Corporate Center total (CHF million)
Corporate Center
Services
Operating income
4
9
(6)
(4)
(41)
Operating expenses
(9)
180
255
218
212
o/w before allocations
1,863
(2,039)
2,303
2,009
2,040
o/w net allocations
(1,872)
(1,859)
(2,048)
(1,791)
(1,827)
Profit before tax
13
(171)
(261)
(222)
(253)
Group Asset and Liability Management
Operating income
(39)
(42)
(170)
87
(121)
o/w gross income
205
298
161
376
70
o/w net allocations
(243)
(341)
(330)
(289)
(191)
Operating expenses
3
(1)
6
(4)
7
Profit before tax
(41)
(41)
(176)
91
(127)
Non-core and Legacy Portfolio
Operating income
(168)
(330)
(376)
(41)
35
Operating expenses
247
273
350
160
167
Profit before tax
(414)
(603)
(727)
(201)
(132)
Personnel (FTEs)
160
150
137
125
101
Swiss SRB LRD (CHF billion)
121
106
93
84
70

Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 41 of the 2014 annual report for details of our cost reduction targets; 2 Refer to slide 33 for details on net cost reduction progress as of the end of June 2015 including incremental Group Technology investment of ~CHF 0.1 billion which has been self-funded by business divisions via direct cost savings and excluded from Corporate
Center –
Services
Cumulative annualized net cost reduction
1,2
CHF billion
Services and
Group ALM
Non-core and
Legacy Portfolio
March 2015 monthly
annualized exit rate
vs. FY13
June 2015 monthly
annualized exit rate
vs. FY13
CHF 1.4 billion
1.0
0.4
CHF 1.4 billion
1.0
0.4
Corporate Center cost reductions
= 2015 year-end exit rate target
CHF 0.9 billion (64%) achieved of
CHF 1.4 billion year-end 2015 target
CHF 0.8 billion (57%) achieved
of CHF 1.4 billion year-end 2015 target
~CHF 0.9 billion net cost reductions using June 2015 annualized exit rate
0.3
0.8
0.5
0.9
0.5
0.4

Refer to slide 38
for details about adjusted numbers, Basel III numbers and FX rates in this presentation
As of 30.6.15, our post-stress fully applied Basel III CET1 capital ratio exceeded 10%
Swiss SRB Basel III CET1 capital ratio
Fully applied, CHF billion
Swiss SRB
Swiss SRB LRD reduced by CHF 33 billion to CHF 944 billion
CET1
capital
RWA
30.6
30.0
28.9
29.6
30.3
227
219
216
216
210
Total
capital
LRD
41.0
41.0
40.8
44.5
44.6
981
981
998
977
944
Capital and leverage ratios
BIS Basel III
BIS Basel III
tier 1 capital
BIS Basel III
LRD
33.5
34.0
991
949
Leverage ratio
Fully applied, CHF billion
14.4%
13.7%
13.4%
13.7%
13.5%
2Q15
1Q15
4Q14
3Q14
2Q14
of which:
CET1
2Q15
4.7%
3.2%
1Q15
4.6%
3.0%
4Q14
4.1%
2.9%
3Q14
4.2%
3.1%
2Q14
4.2%
3.1%
of which:
CET1
3.2%
2Q15
3.6%
1Q15
3.4%
3.0%

4.5
5.9
15.8
21.1
2.7
1.2
0.1
0.9
CH
Total
UK
1.7
RoW
0.1
US
Deferred tax assets
Unrecognized
Recognized
3Q15 DTA revaluation
1
based upon:
i.
a reassessment of future profitability taking into
account updated business plan forecasts
ii.
a possible extension of the forecast period
that is currently used for DTA recognition purposes
If we extend the forecast period for the US DTA to seven
years, the combined effect of (i) and (ii) could result in
a US upward deferred tax asset revaluation of around
CHF 1.5 billion
3
We expect any DTA revaluation from this
reassessment to be recognized 75% in 3Q15 and
25% in 4Q15
We expect to revalue DTA balances in 3Q15
Tax loss DTA
4,5,6
CHF billion, 30.6.15
Year: 1
2
3
4
5
6
8
7
10
DTA revaluation
Illustrative example
9
Updated business plan forecasts and extended profit recognition period
2014
2015
6 years
6 + 1 = 7 years
…
(i) Roll-forward
(ii) Possible
extension
2
21
1 DTA revaluations expected in 3Q15 based on our annual planning process, but smaller revaluations can take place at different times for specific entities based on specific circumstances; 2 Refer to pages 75-76 of the 2014 Annual Report for more information; 3 The value of UBS's recognized US DTAs is highly sensitive to the level of forecast profit contained in the relevant business plans, and can vary considerably based on these plans; 4 Deferred tax asset figures are stated net of deferred tax liabilities, if applicable; 5 As of 30.6.15, the net DTA recognized on UBS's balance sheet was CHF 10.0 billion, which includes a tax loss DTA of CHF 5.9 billion and a DTA for temporary differences of CHF 4.1 billion; 6 Average unrecognized tax loss DTA have a remaining life of at least
15 years in the US, approximately 2 years in Switzerland and unrecognized tax losses have an indefinite life in the UK

The world's leading
wealth manager
UBS is the world's largest and fastest growing wealth manager
1
•
Unique global footprint provides exposure to both the world's largest and fastest growing global wealth pools
•
Leading position across the attractive HNW and UHNW client segments
•
Profitable in all regions including Europe, US, APAC and emerging markets
•
Significant benefits from scale; high and rising barriers to entry
•
Retail & Corporate, Global Asset Management and the Investment Bank all add to our
wealth management franchise, providing a unique proposition for clients
•
Highly cash generative with a very attractive risk-return profile
•
10-15% pre-tax profit growth target for our combined wealth management businesses
2
Strong capital position
UBS capital position is strong –
and we can adapt to change
•
Our fully applied Basel III CET1 capital ratio is the highest among large global banks and we already meet our expected 2019 Swiss SRB Basel III capital ratio requirements
•
Our highly capital accretive business model allows us to adapt to changes in regulatory capital requirements
Attractive capital
returns policy
UBS is committed to an attractive capital returns policy
•
Our earnings capacity, capital efficiency and low-risk profile all support our objective to deliver sustainable and growing capital returns to our shareholders
•
Our capital returns capacity is strengthened by our commitment to further improve efficiency and our potential for net upward revaluations of deferred tax assets
•
We target to pay out at least 50% of net profits
3
, while maintaining our strong capital
position and profitably growing our businesses
1 Scorpio Partnership Global Private Banking Benchmark 2015, on reporting base currency basis for institutions with AuM >USD 500 billion; 2 Adjusted pre-tax profit, refer to page
41 of the 2014 annual report for detail; 3 Payout ratio of at least 50% conditional on maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-
stress
UBS –
a unique and attractive investment proposition

Appendix

31.3.15
Foreign
currency
translation
(OCI)
30.6.15
Employee
share and
share options
plans (within
share premium)
Cash flow
hedges
(OCI)
Net profit
Treasury
shares
Financial
investments
available-
for-sale
(OCI)
Defined
benefit
plans (OCI)
Other
QoQ movement
CHF million, except for per share figures in CHF
Increase in
UBS Group AG's
ownership
interest in UBS AG
Total book value per share:
Tangible book value per share:
12.59
14.33
31.3.15
12.04
13.71
30.6.15
(4.3%)
(4.4%)
(143)
(532)
(402)
218
(112)
15
(727)
1,209
(1,822)
Equity attributable to UBS Group AG shareholders CHF 50.2 billion
IFRS equity attributable to UBS Group AG shareholders
Refer to slide 38 for details about FX rates in this presentation; The payment of the  supplementary capital return of CHF 0.25 per share planned for 3Q15 is expected to reduce IFRS equity attributable to UBS Group AG shareholders by ~CHF 0.9 billion
149
Distribution
of capital
contribution
reserve (within
share premium)
50,211
52,359

4Q14
Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Phase-out capital; 2 Hybrid capital subject to phase-out; 3 Goodwill, net of tax, offset against hybrid capital and loss-absorbing capital
Ratio
T2 Low-trigger
T2 High-trigger
AT1 High-trigger
CET1
14.4%
0.8%
0.4%
4.6%
CHF billion
Fully applied
2Q15 fully applied Basel III CET1 capital ratio 14.4%
18.2%
0.9%
5.8%
T2
CET1
AT1
T2
AT1
Low-trigger
10.0
CET1
29.6
Total capital
44.5
56.3
56.8
RWA
216
221
219
Other
1
High-trigger
0.9
Total T2
11.0
Other
2
Deductions
3
Total AT1
3.9
Low-trigger
2.3
High-trigger
1.7
1.0%
AT1 Low-trigger
1Q14
2Q15
4Q14
1Q15
2Q15
Swiss SRB Basel III capital and ratios
9.6
30.3
44.6
210
0.9
10.5
3.8
2.1
1.6
10.5
28.9
40.8
216
0.9
11.4
0.5
0.5
52.9
212
Phase-in
19.4%
18.6%
18.2%
25.9%
25.0%
25.5%
13.4%
13.7%
14.4%
18.9%
21.2%
20.6%
10.5
10.0
42.9
40.8
2.1
2.0
0.9
0.9
13.4
13.0
3.2
2.9
(3.7)
(3.9)
-
3.0
2.3
0.5
1.7
9.6
38.7
1.8
0.9
12.3
1.8
(3.7)
1.9
2.1
1.6

Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1
Hybrid
capital
subject
to
phase-out;
2
Goodwill,
net
of
tax,
offset
against
hybrid
capital
and
loss-absorbing
capital;
3
Refer
to
the
"BIS
Basel
III
leverage
ratio"
section
of
the
2Q15
financial report for further detail
Ratio
T2 Low-trigger
T2 High-trigger
AT1 High-trigger
CET1
Phase-in
4.1%
0.2%
1.1%
T2
CET1
AT1
AT1 Low-trigger
Loss-absorbing capital
CHF 14.3 billion
(30.6.15)
2Q15 fully applied Swiss SRB leverage ratio 4.7%
CHF billion
•
BIS Basel III leverage ratio 3.6% on
a
fully
applied
basis
(of
which
CET1
3.2%)
3
•
BIS Basel III LRD CHF 949 billion on a fully applied basis
3
T2
AT1
Low-trigger
10.5
10.0
9.6
CET1
28.9
29.6
Total capital
40.8
44.5
54.3
54.8
Swiss SRB LRD
998
977
1,005
982
High-trigger
0.9
0.9
0.9
Total T2
11.4
11.0
10.5
Other
1
Deductions
2
Total AT1
0.5
3.9
Low-trigger
2.3
High-trigger
0.5
1.7
4Q14
1Q15
2Q15
4Q14
1Q15
2Q15
CHF 12.4
billion
(30.6.15)
Swiss SRB leverage ratio
30.3
44.6
3.8
2.1
1.6
944
51.1
949
Fully applied
10.5
10.0
42.9
40.8
0.9
0.9
11.4
11.0
3.2
2.9
(3.7)
(3.9)
-
3.0
2.3
0.5
1.7
9.6
38.7
0.9
10.5
1.8
(3.7)
1.9
2.1
1.6
1.0%
0.2%
0.1%
0.2%
3.2%
4.3%
4.2%
5.4%
4.1%
5.6%
5.4%
2.9%
3.0%
3.2%
4.7%
4.6%
4.1%

31.3.15
By type
CHF billion
31.3.15
By business division
CHF billion
216
210
(3)
(1)
216
210
(1)
(1)
30.6.15
Methodology/model-driven
•
CHF 4.2 billion decrease in incremental operational risk RWA
•
CHF 1.8 billion increase in credit risk RWA due to the
introduction of the internal ratings-based multiplier on
Investment Bank exposures to corporates and income
producing real estate
•
CHF 0.5 billion credit risk RWA increase relating to probability of default recalibration on Swiss SMEs
Book size and other
•
CHF 2.4 billion decrease in market risk RWA primarily due to lower regulatory VaR, stressed VaR and
risks-not-in-VaR (RniV)
•
CHF 1.4 billion increase in credit risk RWA primarily due to increased loan facilities and higher RWA on default fund
contributions to qualified central counterparties
Currency effects
Non-core and Legacy Portfolio
•
CHF 3 billion decrease in credit risk RWA primarily due to lower derivatives exposures, sale of banking book securitization positions and currency effects
•
CHF 1 billion decrease in market risk RWA primarily due to lower regulatory VaR, stressed VaR and RniV
Investment Bank
•
CHF 1.2 billion decrease in incremental operational risk RWA
•
CHF 0.9 billion decrease in market risk RWA primarily due to lower regulatory VaR, stressed VaR and RniV
•
CHF 1 billion increase in credit risk RWA due to the introduction of the internal ratings-based multiplier on exposures to corporates and increased loan facilities partially offset by currency effects
30.6.15
(2)
All other business divisions and Corporate Center units
•
CHF 3.0 billion decrease in incremental operational risk RWA
•
CHF 0.5 billion decrease in market risk RWA primarily due to lower regulatory VaR, stressed VaR and RniV
•
CHF 2.0 billion increase in credit risk RWA primarily due to probability of default recalibration on Swiss SMEs and higher RWA on default fund contributions to qualified central counterparties
(4)
Breakdown of changes in RWA

Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer
to
the
"Liquidity
and
funding
management"
section
of
the
2Q15
financial
report
for
further
detail;
2
Estimated
pro-forma
ratio
Other (including net replacement
values)
Loans
Cash collateral on securities borrowed
and reverse repo agreements
Trading portfolio assets
Financial investments available-
for-sale
Cash, balances with central
banks and due from banks
Due to banks (13)
Short-term debt issued (31)
Trading portfolio liabilities (32)
Cash collateral on securities lent
and repo agreements (24)
Long-term debt issued
Due to customers
Total equity
Other liabilities
Strong funding and liquidity
Well diversified by market, tenor and currency
Limited use of short-term wholesale funding
Basel
III
LCR
121%
and
Basel
III
NSFR
2
104%
Asset funding
1
30.6.15, CHF billion
120%
coverage
Strong balance sheet, funding and liquidity position
Liabilities
and equity
53
113
136
377
Assets
83
314
128
89
67
98

Corporate Center —
Non-core and Legacy Portfolio
Non-core and Legacy Portfolio Swiss SRB LRD down 16% in the quarter
LRD reduced by >75% since 4Q12
CHF billion, Swiss SRB LRD (average, fully applied)
RWA reduced by >65% since 4Q12
CHF billion
Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 60 of the 2Q15 report for further detail; 2 Pro-forma estimate based on period end balance; 3 Estimates based on 30.6.15 data, assuming all portfolios are held to maturity; 3 Pro-forma estimate excluding any further unwind activity; 4 LRD balances can vary materially due to market movements, changes in regulation, changes in margin requirements and other factors; 5 2Q15 Swiss SRB LRD (average, fully applied) vs. 31.12.18 estimated Swiss SRB LRD (period-end spot balance, fully applied) excluding any further unwind activity
Operational risk
Credit and market risk
~70% of residual LRD in Rates products
1
CHF billion, Swiss SRB LRD (average, fully applied), 30.6.15
LRD: natural decay
3,4
CHF billion, Swiss SRB (fully applied), period-end spot balances
LRD CHF 70 billion
RWA CHF 32 billion
>40% of
Swiss SRB LRD
expected to
naturally decay
by end-2018
5
93
84
70
2Q15
1Q15
4Q14
4Q12
~293
2
31.12.18
~41
31.12.17
~45
31.12.16
~51
31.12.15
~60
14
19
20
20
12
16
16
2Q15
32
1Q15
36
4Q14
36
4Q12
103
88
Operational risk
Other
6.3
Muni swaps and options
2.9
APS/ARS
2.7
Securitizations
2.5
Credit
7.7
Rates
48.1
1.6
20.0
0.5
0.8
2.8
0.7
5.1

0.3
0.2
WMA
~0.2
~0.1
WM
~0.6
R&C
~1.4
~0.8
~0.3
(~2.5)
(~2.3)
(~1.6)
~0.4
<0.1
~0.7
Interest rate sensitivities
1
Our revenues are positively geared to rising interest rates
Scenario overview and incremental NII by business division (+100 bps parallel increase, scenario B)
3M
8Y
10Y
B
C
A
+20 bps
+100 bps
+200 bps
1Y
A
Steepener
(+20 bps to +200 bps)
B
Parallel (+100 bps)
C
Flattener (+200 bps to +20 bps)
Annual incremental
net interest income²
OCI
impact
3,4
OCI impact on
regulatory capital
4
Interest rate scenarios: estimated impact on NII, OCI and regulatory capital CHF billion
Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 For
all
scenarios,
interest
rate
increases
are
assumed
to
be
immediate,
equal
across
all
currencies
and
relative
to
implied
forward
rates
based
on
static
balance
sheet
and
constant
FX
rates;
2
The
estimated
impact
is
for
the
first
year
of
the
relevant
interest
rate
scenario;
3
Majority
of
the
impact
on
OCI
would
be
through
cash
flow
hedges,
which
would not affect regulatory capital; 4 Including estimated OCI impact related to pension fund assets and liabilities
CHF billion
Other
currencies
USD

1Q15
2Q15
Gross results (excluding accounting asymmetry and other adjustments)
240
161
Allocations to business divisions
(289)
(191)
Net revenues
(excluding accounting asymmetry and other adjustments)
(49)
(30)
  of which: retained funding costs
(169)
(180)
  of which: other items retained in Group ALM
120
151
Accounting asymmetry and other adjustments
136
(92)
Mark-to-market losses from cross currency swaps, macro cash flow hedge ineffectiveness, Group Treasury FX, debt buyback and other
Net treasury income retained in Corporate Center - Group ALM
87
(121)
Retained funding cost
We continue to expect retained funding costs to decline in the mid term
Treasury income retained in Corporate Center –
Group ALM
CHF million
Central funding costs retained in Group Treasury increased quarter on quarter as a result of new debt issuance
Retained funding costs expected to significantly decrease by end-2016
Credit spread
compression will drive
down costs of the
Group's overall long
term funding together
with declining volumes
as we reduce our
balance sheet
We will continue to plan
in order to maintain a
diversified funding
profile and comfortable
LCR and NSFR ratios
Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation

10.3%
11.2%
11.1%
10.6%
11.8%
11.6%
11.4%
10.6%
10.4%
1.1%
1.1%
1.5%
1.7%
1.1%
1.4%
1.3%
1.2%
2.6%
3.9%
2.2%
2.7%
1.6%
1.4%
2.9%
3.1%
3.1%
I
H
G
F
E
D
C
B
A
21.2%
UBS
30.6.15
14.4%
1.2%
5.6%
Capital strength is the foundation of our success
We have the highest Basel III fully applied CET1 capital ratio among large global banks
Basel
III
fully
applied
capital
–
large
global
banks
Based on latest available disclosure
Swiss SRB Basel III fully applied capital
30.6.15
European
1
US
2
14.4%
21.2%
0.4%
13.5%
Common equity tier 1 capital
High-trigger loss absorbing capital
Low-trigger loss absorbing capital
Additional Tier 1 capital
Tier 2 capital
Common equity tier 1 capital
Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1
Basel III CET1 capital ratios (fully applied) as per CRD IV; 2 Basel III fully applied CET1 capital ratios under advanced approach
0.5%

(<0.1)
7.1
(<0.1)
7.2
(0.1)
7.5
0.5
(0.1)
7.9
7.5
(<0.1)
(0.1)
(0.3)
7.9
0.2
0.2
0.4
0.5
(0.3)
0.6
(<0.1)
0.9
0.7
0.2
(0.2)
2.4
1.1
1.3
1.1
Temporary
regulatory demand
3
Litigation
provisions
2
Services &
Group ALM
CHF 1.0 billion
net cost reduction
target by 2015
year-end exit rate
vs. FY13
1
~CHF 0.9 billion net cost reduction as per June 2015 exit rate vs. FY13
Non-core
and Legacy
Portfolio
CHF 0.4 billion
net cost reduction
target by 2015
year-end exit rate
vs. FY13
1
Residual
operating expenses
Net cost
reduction
FX
Net cost
reduction
FX
Net cost
reduction
FX
FY13
FY14
March 2015
annualized
exit rate
June 2015
annualized
exit rate
4
Services and
Group ALM
June 2015 exit rate
net cost reduction
Average monthly
run rate (residual
operating expenses)
~CHF 630
million
~CHF 620
million
~CHF 600
million
~CHF 590
million
~CHF 90
million
~CHF 80
million
~CHF 50
million
~CHF 50
million
FY13
FY14
March 2015
annualized
exit rate
June 2015
annualized
exit rate
Non-core and
Legacy Portfolio
June 2015 exit rate
net cost reduction
Net cost
reduction
Net cost
reduction
Net cost
(reduction)/
increase
Litigation
provisions
Residual
operating expenses
Average monthly
run rate (residual
operating expenses)
~CHF 0.9
billion
annualized
net cost
reduction
+
Lower allocations
from Corporate
Center –
Services
Lower direct costs
in Non-core and
Legacy Portfolio
Normalization,
incl. seasonality
Adjusted operating expenses before allocations (net of allocations to Non-core and Legacy Portfolio), CHF billion
Adjusted operating expenses, CHF billion
Normalization,
incl. seasonality
Normalization,
incl. seasonality
Corporate Center cost reductions
Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Charts illustrative only and bars not to scale; 1 Refer to page 41 of the 2014 annual report for details on our cost reduction targets; 2 Provisions for litigation, regulatory and similar matters; 3 Regulatory demand of temporary nature; 4 Incremental Group Technology investment of ~CHF 0.1 billion has been self-funded by business divisions via direct cost savings and excluded from Corporate Center – Services

Services and Group ALM
Net cost reduction
CHF 1.0 billion by 2015 year-end exit rate
Non-core and
Legacy Portfolio
Net cost reduction
Basel III RWA (fully applied)
CHF 0.4 billion by 2015 year-end exit rate, additional CHF 0.7 billion after 2015
~CHF 40 billion by 31.12.15, ~CHF 25 billion by 31.12.17
Business divisions
Corporate Center
Retail & Corporate
Net new business volume growth rate
Net interest margin
Adjusted cost/income ratio
1-4% (retail business)
140-180 bps
50-60%
Global Asset
Management
Net new money growth rate
Adjusted cost/income ratio
Adjusted annual pre-tax profit
3-5% excluding money market flows
60-70%
CHF 1 billion in the medium term
Investment Bank
Adjusted annual pre-tax RoAE
Adjusted cost/income ratio
Basel III RWA limit (fully applied)
Funded assets limit
>15%
70-80%
CHF 70 billion
CHF 200 billion
Refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1 Refer to page 41 of the 2014 annual report for details; 2 Our objective is to maintain a post-stress fully applied CET1 capital ratio of at least 10%; 3 Based on the rules applicable as of the announcement of the target (6.5.14)
Wealth Management
Americas
Net new money growth rate
Adjusted cost/income ratio
2-4%
75-85%
Wealth Management
Net new money growth rate
Adjusted cost/income ratio
3-5%
55-65%
10-15% annual adjusted pre-tax profit growth for
combined businesses through the cycle
Group
Group
Adjusted cost/income ratio
Adjusted return on tangible equity
Basel III CET1 ratio (fully applied)
Basel III RWA (fully applied)
Swiss SRB LRD
60-70%
around 10% in 2015, >15% from
2016
at least 13%
2
<CHF 215 billion by 31.12.15, <CHF 200 billion by 31.12.17
CHF 900 billion by 2016
3
Ranges for sustainable performance over the cycle
Group and business division targets
1

Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
CC adjusted operating expenses before service allocations
CC -
Services adjusted operating expenses before service
allocations to business divisions and Corporate Center units
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
CHF million
Personnel expenses
1,063
977
917
980
934
879
850
975
888
881
General and administrative expense
906
845
1,020
966
945
798
1,010
1,128
920
958
Depreciation and impairment of property and equipment
161
180
170
185
179
184
178
197
196
196
Amortization and impairment of intangible assets
1
1
1
1
1
1
2
2
5
5
Total adjusted operating expenses before service allocations to business divisions and Corporate Center units
2,131
2,003
2,107
2,132
2,060
1,863
2,039
2,303
2,009
2,040
Services (to)/from business divsions and CC units
(1,898)
(1,895)
(1,837)
(1,933)
(1,828)
(1,872)
(1,859)
(2,048)
(1,791)
(1,827)
of which: Services from business divisions
6
11
8
2
6
6
13
12
10
8
of which: Wealth Management
(500)
(485)
(462)
(523)
(463)
(503)
(493)
(543)
(469)
(478)
of which: Wealth Management Americas
(273)
(266)
(263)
(267)
(249)
(262)
(263)
(295)
(265)
(270)
of which: Retail & Corporate
(316)
(306)
(305)
(319)
(274)
(282)
(271)
(310)
(277)
(276)
of which: Global Asset Management
(127)
(122)
(126)
(122)
(112)
(113)
(115)
(128)
(105)
(115)
of which: Investment Bank
(548)
(561)
(558)
(572)
(619)
(609)
(612)
(665)
(601)
(604)
of
which:
CC
-
Group
ALM
(118)
(142)
(111)
(110)
(98)
(89)
(98)
(99)
(69)
(74)
of
which:
CC
-
Non-core
and
Legacy
Portfolio
(22)
(22)
(21)
(21)
(20)
(20)
(20)
(21)
(14)
(19)
Total adjusted operating expenses
233
108
270
199
233
(9)
180
255
218
212

Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
1
Refer to the "Regional performance" section of the 2Q15 financial report for further detail; 2 Europe, Middle East and Africa excluding Switzerland;
3 Refers to items managed globally
Regional performance –
2Q15
1
CHF billion
1Q15
2Q15
1Q15
2Q15
1Q15
2Q15
1Q15
2Q15
1Q15
2Q15
1Q15
2Q15
WM
0.1
0.1
0.6
0.6
1.0
0.9
0.4
0.4
-
0.0
2.1
2.0
WMA
1.8
1.8
-
-
-
-
-
-
-
-
1.8
1.8
R&C
-
-
-
-
-
-
1.0
1.0
-
-
1.0
1.0
Global AM
0.2
0.2
0.1
0.1
0.1
0.1
0.1
0.1
-
-
0.5
0.5
Investment Bank
0.8
0.7
0.7
0.8
0.8
0.7
0.4
0.2
(0.0)
(0.0)
2.7
2.3
Corporate Center
-
-
-
-
-
-
-
-
0.0
(0.1)
0.0
(0.1)
Group
2.9
2.8
1.4
1.5
1.9
1.7
1.9
1.7
0.0
(0.2)
8.1
7.5
WM
0.1
0.1
0.3
0.3
0.6
0.6
0.2
0.2
0.0
0.0
1.2
1.3
WMA
1.5
1.6
-
-
-
-
-
-
-
-
1.5
1.6
R&C
-
-
-
-
-
-
0.5
0.5
-
-
0.5
0.5
Global AM
0.1
0.1
0.0
0.1
0.1
0.1
0.1
0.1
(0.0)
(0.0)
0.3
0.3
Investment Bank
0.6
0.5
0.5
0.5
0.6
0.5
0.2
0.2
0.0
0.1
1.8
1.7
Corporate Center
-
-
-
-
-
-
-
-
0.4
0.4
0.4
0.4
Group
2.3
2.4
0.9
0.8
1.3
1.2
1.0
1.0
0.4
0.5
5.8
5.9
WM
0.0
0.0
0.2
0.2
0.4
0.3
0.2
0.2
(0.0)
(0.0)
0.9
0.8
WMA
0.3
0.2
-
-
-
-
-
-
-
-
0.3
0.2
R&C
-
-
-
-
-
-
0.4
0.4
-
-
0.4
0.4
Global AM
0.1
0.0
0.0
0.0
0.0
0.0
0.1
0.1
0.0
0.0
0.2
0.1
Investment Bank
0.2
0.1
0.3
0.4
0.2
0.1
0.2
0.1
(0.0)
(0.1)
0.8
0.6
Corporate Center
-
-
-
-
-
-
-
-
(0.3)
(0.5)
(0.3)
(0.5)
Group
0.6
0.4
0.5
0.6
0.6
0.5
0.9
0.7
(0.4)
(0.6)
2.3
1.6
Global³
Total
Operating
income
Operating
expenses
Profit
before tax
Americas
Asia Pacific
EMEA²
Switzerland

Adjusted numbers unless otherwise indicated, refer to slide 38 for details about adjusted numbers, Basel III numbers and FX rates in this presentation
Refer to page 14 of the 2Q15 financial report for an overview of adjusted numbers; 1 Non-core and Legacy Portfolio
Adjusted results
Adjusting items
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
CHF million
Operating income as reported (Group)
7,775
7,389
6,261
6,307
7,258
7,147
6,876
6,746
8,841
7,818
Of which:
Gain on sale of a subsidiary
Wealth Management
141
Gain on sale of the Belgian domestic WM business
Wealth Management
56
Gain on sale of Global AM's Canadian domestic business
Global Asset Management
34
Gain from the partial sales of our investment in Markit
Investment Bank
43
11
Impairment of financial investments available-for-sale
Investment Bank
(48)
Investment Bank
55
Corporate Center -
Group ALM
(24)
Own credit on financial liabilities designated at FV
Corporate Center -
Group ALM
(181)
138
(147)
(94)
88
72
61
70
226
259
Gains on sales of real estate
Corporate Center -
Services
19
207
61
23
1
20
378
Corporate Center -
Group ALM
(119)
(75)
Corporate Center -
NCL
1
27
Operating income adjusted (Group)
7,983
7,232
6,201
6,415
7,147
7,031
6,863
6,656
8,096
7,492
Operating expenses as reported (Group)
6,327
6,369
5,906
5,858
5,865
5,929
7,430
6,342
6,134
6,059
Of which:
Wealth Management
26
50
62
41
40
38
60
48
46
69
Wealth Management Americas
10
10
13
26
10
7
15
23
24
24
Retail & Corporate
15
13
15
12
15
13
20
16
16
17
Global Asset Management
4
14
12
13
4
2
5
39
18
4
Investment Bank
6
31
84
89
124
27
50
60
70
66
Corporate Center -
Services
(3)
5
(1)
(7)
2
4
16
8
119
0
Corporate Center -
NCL
1
188
18
5
24
9
(2)
10
14
11
13
Wealth Management Americas
(3)
(7)
Global Asset Management
(8)
Investment Bank
(19)
(1)
Corporate Center -
NCL
1
(3)
Impairment of an intangible asset
Investment Bank
11
Operating expenses adjusted (Group)
6,081
6,229
5,718
5,660
5,661
5,840
7,287
6,142
5,829
5,857
Operating profit/(loss) before tax as reported
1,447
1,020
356
449
1,393
1,218
(554)
404
2,708
1,759
Operating profit/(loss) before tax adjusted
1,901
1,003
484
755
1,486
1,191
(424)
514
2,268
1,635
Net losses related to the buyback of debt
in public tender offer
Net restructuring charges
Credit related to changes to retiree benefit plans
in the US
Net gain on sale of remaining proprietary
trading business

Use of adjusted numbers
Unless otherwise indicated, “adjusted” figures exclude the adjustment items listed on the previous slide, to the extent applicable, on a Group and business division level. Adjusted results are a non-GAAP financial measure as defined by SEC regulations. Refer to page 14 of the 2Q15 financial report for an overview of adjusted numbers.
If applicable for a given adjusted KPI (i.e., adjusted return on tangible equity), adjustment items are calculated on an after-tax basis by applying indicative tax rates (i.e., 2% for own credit, 22% for other items, and with certain large items assessed on a case-by-case basis). Refer to page 24 of the 2Q15 financial report for more information.
Basel III RWA, Basel III capital and Basel III liquidity ratios
Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss Systemically relevant banks (SRB). Numbers in the presentation are Swiss SRB Basel III numbers unless otherwise stated. Our fully applied and phase-in Swiss SRB Basel III and BIS Basel III capital components have the same basis of calculation, except for differences disclosed on page 96 of the 2Q15 financial report.
Basel III risk-weighted assets in this presentation are calculated on the basis of Basel III fully applied unless otherwise stated. Our RWA under BIS Basel III are the same as under
Swiss SRB Basel III.
Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of fully applied Swiss SRB, unless otherwise stated.
Refer to the “Capital Management” section in the 2Q15 financial report for more information.
Currency translation
Monthly income statement items of foreign operations with a functional currency other than Swiss francs are translated with month-end rates into Swiss francs. Refer to “Note 19
Currency translation rates” in the 2Q15 financial report for more information.
Rounding
Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.
Important information related to this presentation

UBS Second Quarter 2015 Earnings Call Remarks July 27, 2015

Sergio P. Ermotti (Group CEO): Opening remarks

SLIDE 2 – 2Q15 highlights

As you are aware, macroeconomic uncertainty and market turbulence increased client risk aversion in the second quarter, reducing overall activity levels. Despite this, we delivered adjusted pre-tax profit of 1.6 billion francs and net profit of 1.2 billion. This takes our first half net profit to almost CHF 3.2 billion francs, up over 70% on the same period last year and our return on tangible equity was 12%.

Every business in every region delivered a solid performance, demonstrating the resilience and diversification of our earnings and the strength of our business model.

Our Basel 3 fully applied CET1 ratio rose to 14.4%, and our fully applied Swiss SRB leverage ratio increased to 4.7%, the latter partly reflecting a substantial reduction in the leverage ratio denominator for the Non-Core and Legacy Portfolio.

Retail and Corporate reported its best second quarter since 2010, with pre-tax profits of 414 million francs. Net new business volume of 3.1% for retail clients was particularly strong for a second quarter, and the business again met all of its targets.

Our universal bank in Switzerland is a key pillar in our strategic value proposition so we’re very pleased that Euromoney recently named UBS the “Best Bank in Switzerland” for the fourth consecutive year, so congratulations to the team on their continued excellent performance.

Global Asset Management delivered pre-tax profit of 134 million, as challenging market conditions for alternatives resulted in lower performance fees. Net new money was once again very strong, with net inflows balanced between Wealth Management and third-party clients.

The Investment Bank’s results were solid, with 617 million in pre-tax profit, as our equities franchise had its best second quarter since we accelerated our strategy in 2012. Adjusted results in our FX and rates business improved year on year on higher volumes. The IB delivered an adjusted return on attributed equity of 34%. Pre-tax profit in the first six months rose by over 30% year-on-year, while the IB operated comfortably within its risk and resource limits and continued to provide excellent service to its clients.

Recently, the IB was named Best Equity House in Western Europe and Best Flow House in North America underscoring the success of our client-centric business model.

SLIDE 3 – The world’s leading wealth management franchise

UBS is the world’s only truly global wealth manager, with a strong presence in both the largest and fastest growing markets.

Wealth Management had its best second quarter since 2009, with 769 million francs of very high-quality pre-tax profit. Recurring income increased, reflecting continued success in our strategic initiatives to grow loans, increase mandate penetration, and improve pricing. Adjusted net new money was robust at 8.4 billion. Wealth Management Americas delivered record total operating income and recurring net fee income, and saw gross lending rise by 4% compared with the prior quarter. The pre-tax profit of 231 million dollars, however, was affected by various increased provisions.

This business, with the most productive advisors in the industry, in the largest market in the world, and as part of the leading wealth management franchise globally, is critical to our strategy and to our growth prospects. Let me also remind you that almost every dollar we earn in pre-tax profit across our businesses in the US is available to distribute to shareholders, as we continue to utilize deferred tax assets. So it’s not hard to see why this strong business, with its strategic and financial importance, looks attractive to our competitors, but it’s worth even more to UBS and its shareholders and that’s why it’s not for sale.

Now looking at our wealth management businesses combined, together they posted strong results for the first half, with pre-tax profits of 2.1 billion francs, up 14% annually since 2012.

We were pleased that UBS regained the title of “Best Global Wealth Manager” in the 2015 Euromoney Awards for Excellence, and we were ranked as the largest global wealth manager, according to the annual Scorpio benchmark. Importantly, we were also the fastest growing large-scale wealth manager and the most diversified.

Slide 4 - Implementing our target capital structure

Establishing UBS Switzerland AG was another critical milestone in improving the Group’s resolvability and we are the first bank to complete this step in Switzerland. In terms of implementing our overall recovery and resolution plan, having also implemented a revised business and operating model for UBS Limited, as far as UBS is concerned we are closer to 100% complete than to 50.

I’d also like to mention two important steps in this process. One is the establishment of an Intermediate Holding Company in the US, where we are well on our way and expect to complete the process in July of 2016.

The second will take place in Q3 of this year, when we establish a Group service company, as a subsidiary of UBS Group AG. We will then transfer more of our shared service and support functions into entities beneath it.

Slide 5 – UBS’s strategic priorities

Looking ahead, I want to reiterate our priorities.

First, is to capitalize and build upon our early-mover advantage.

It’s almost four years since we adapted our strategy to succeed in the new environment. We’re ahead of our capital requirements and are first movers in the management of regulatory change. We have also built a clear execution track record, and now we need to press home all of these advantages.

We are also firmly focused on improving effectiveness and efficiency. This is about creating the right cost structure for a 21st century bank, to enable long-term growth in the evolving macroeconomic and regulatory environment. So, we remain fully committed to our cost reduction target of 2.1 billion francs and we continued to make good progress in the second quarter.

Improving effectiveness is also critical, and as we simplify our IT infrastructure and re-engineer internal processes we have a unique opportunity to achieve much greater front-to-back integration. We’re also continuing to invest heavily in compliance and risk control.

As our competitors regroup and focus on rebuilding capital, we see an environment where costs will become a key battleground. For this reason, we need to focus on our strategic efforts with the same intensity and consolidate our position as a well-capitalized, efficient organization and growing organization.

That’s why our third priority is investment for long term growth and to support sustainable returns to our shareholders. These are in technology and digitalization and in certain regions – such as the Americas and particularly Asia. We’re also continuing to invest in attracting the right people to the bank, from apprentices to senior executives, and we’re developing the talent we have, to achieve their full potential and to better serve our clients.

On the technology front, we have been an early mover in a number of areas, and we will continue to build on this. Our Neo platform in the IB, our wealth management advisory app and e- and mobile banking services in Retail & Corporate have won broad industry recognition, but more importantly they are used extensively by our clients. These kinds of investment are not just about defending our position, but they have allowed us to capture share and drive business efficiently into the bank. Of the CHF 3 billion we are spending to restructure the bank up to 2017, over 50% represents investments in technology.

Today, UBS enjoys a unique period of strategic clarity with the capital and execution track record to back it up, and this gives me great confidence in our future.

Specifically, this means that despite expectations for higher future capital requirements and macro-economic uncertainty, our dividend policy is unchanged. We intend to pay out at least 50% of net profit subject to UBS maintaining a fully applied Basel III CET1 capital ratio of at least 13% and at least 10% post-stress. In addition, in the third quarter, we expect to pay the supplementary capital return of CHF 0.25 per share, associated with the share for share exchange.

As challenging market conditions continue, and as you have heard me say before, we will stay close to our clients and provide them with the advice and execution they need, while also delivering against the priorities and targets we have committed to.

Thank you. Tom will now take you through the details of the quarter.

Tom Naratil (Group CFO and Group COO)

SLIDE 6 – UBS Group AG results (consolidated)

As usual, my commentary will reference adjusted results unless otherwise stated.

This quarter, we excluded net restructuring charges of 191 million Swiss francs, an own credit gain of 259 million, a gain of 56 million on the sale of the Belgian domestic Wealth Management business, a gain of 11 million from a further partial sale of our investment in Markit, and an impairment of 11 million of an intangible asset.

Profit before tax was 1.6 billion, up 37% year-on-year, and down 28% from a very strong first quarter.

Net profit attributable to shareholders was 1.2 billion, after a tax expense of 443 million and net profit attributable to non-controlling interests of 106 million.

As we’ve said in the past, you shouldn’t multiply any quarterly results by four. The same is true for the first half of the year, which you shouldn’t multiply by two, as the third quarter is seasonally slower.

We’d also like to highlight a number of financial reporting and accounting changes that occurred in the quarter, as well as others expected in the future.

Consistent with changes in the manner in which operating segment performance is assessed, beginning in the second quarter of 2015, we now apply fair value accounting for certain internal funding transactions between Corporate Center – Group ALM and the Investment Bank and Corporate Center – Non-core and Legacy Portfolio, rather than applying amortized cost accounting. This treatment better aligns with the mark-to-market basis on which these internal transactions are risk managed within the Investment Bank and Corporate Center – Non-core and Legacy Portfolio. The terms of the funding transactions remain otherwise unchanged. In connection with these changes, own credit gains and losses are now reported in Corporate Center - Group ALM, as opposed to Corporate Center – Services. Prior periods have been restated to reflect these changes. In addition, we expect to early adopt the own credit presentation requirements of IFRS 9 in the first quarter of 2016, where changes in the fair value of liabilities related to own credit will be recognized in other comprehensive income rather than through P&L.

Further details on these and other changes, can be found in note one of our quarterly report which we’ll publish tomorrow.

SLIDE 7 – Wealth Management

Wealth Management delivered another strong performance, with profit before tax of 769 million, its best second quarter since 2009.

Recurring revenues increased in all regions, with increases in both net interest income and recurring net fee income. Net interest income increased 1% to 568 million on higher product revenues from loans and deposits. Recurring net fee income increased by 3% to nearly a billion, as we continued to increase mandate penetration, grow loan balances, and benefit from ongoing pricing measures.

Transaction-based income declined following a very strong first quarter, partly as a consequence of the Swiss National Bank’s actions in January.

Expenses were broadly unchanged at 1.3 billion, while our cost/income ratio was 62%, within our target range of 55 to 65%.

For the first half of the year, Wealth Management’s profit before tax rose by over 570 million compared to the first half of last year, and by 221 million excluding charges for litigation, regulatory and similar matters. This reflected strong growth in revenues, which rose by 268 million, and good cost control, with costs increasing marginally on an underlying basis. These results demonstrate not only the high-quality growth we’re capturing, but also continued benefits from efficiency measures within Wealth Management, and the cost savings delivered by the Corporate Center.

SLIDE 8 – WM balance sheet and capital optimization program

As announced on the fourth quarter results call, we’ve acted on a number of fronts to optimize resource utilization, and to ensure that our products and services are appropriately priced relative to the resources they consume. Last quarter, we said we’d be executing a balance sheet and capital optimization program in Wealth Management in the first half, with assets in scope of around 30 billion. The program was focused on clients with high balance sheet usage. We’ve discussed a variety of options with affected clients, which include cash alternatives, investment products, extension of maturity on deposits, or re-pricing.

With a majority of the program complete, we can confirm it’s been a success. We’ve had lower outflows than expected, and the program has had clear benefits. Of the client assets shifted into investment products, the largest shifts were into mandates, which increased by more than one billion from the program. We’ve already reduced both LRD and LCR outflow assumptions by 7 billion. In the third quarter, we expect an additional LRD reduction of around 3 billion and a further LCR outflow assumption reduction of around 2 billion. In terms of profitability, the clients who withdrew all or part of their balances with us, in aggregate were not economically profitable, however economic profit on retained relationships has significantly improved.

We believe that the program is not only accretive to economic profit, but to total profit as well.

SLIDE 9 – Wealth Management

Net new money was 8.4 billion adjusted for the outflows associated with the balance sheet and capital optimization program, with only 1.1 billion contributed from Lombard lending. Our net new money growth rate was 3.5%, within our target range of 3 to 5%.

Mandate penetration increased 80 basis points to 26.3% of invested assets, as the business added 9.2 billion in net new mandates, bringing our total mandates to nearly a quarter of a trillion.

Over the past year, we’ve seen signs that our clients’ risk appetite has picked-up slightly. For previously existing mandates, the most common shift we’ve seen year-to-date is a one-notch step-up in risk.

Net margin was up year-on-year for the fourth consecutive quarter, and month-to-month swings in our gross margin were limited.

SLIDE 10 – Wealth Management

Adjusted net new money was positive in all regions, and was particularly strong in APAC and Switzerland, with significant contribution from ultra-high net worth clients where we saw inflows of 7.1 billion. Emerging Markets adjusted net new money was positive, but continued to be impacted by geopolitical and economic challenges.

Operating income decreased across the regions, on lower transaction-based income, mainly due to lower revenues from portfolio rebalancing and more limited FX volumes. Revenues were down across all products, with the exception of cash equitites, which increased due to strength in APAC.

SLIDE 11 – Wealth Management APAC

APAC’s performance in the quarter was extremely strong, and first half profit before tax is up nearly 60% year-over-year to around 450 million. That’s nearly 75% of the full-year profit before tax the business delivered in 2014. Profit before tax has grown at a compound annualized growth rate of 65% since the first half of 2012. We’re the largest wealth manager in the region and we’re outgrowing the market in ultra-high net worth. Over the last three years, total invested assets have grown over 50%, adding nearly 100 billion to our asset base.

Our platform provides access to a full suite of CIO products, as well as innovative solutions from our leading Investment Bank and Global Asset Management businesses. Our global capabilities and insights benefit our sophisticated clients as they increasingly look to diversify their wealth. Our brand is highly valued and desired in the region, especially by the clients that we target. We’re honored that a majority of APAC billionaires bank with us, seeing us as a valued partner in helping them achieve their aspirations. Our success is built on multi-generational relationships which we’ve developed in over 50 years of unbroken commitment to the region.

SLIDE 12 – Wealth Management Americas

Wealth Management Americas delivered record operating income of 1.9 billion dollars. Increased recurring income was driven both by record net interest income, which rose 9%, and record recurring net fee income, which increased 3% on continued growth in managed account fees. These increases more than offset lower transaction based income, which fell 2% on lower client activity.

Profit before tax was 231 million, and was impacted by a 71 million increase in charges for provisions for litigation, regulatory and other matters, as well as a 21 million increase in legal fees. Our underlying profit before tax excluding provision charges was 318 million, and we’re pleased with the continued growth in top line performance.

SLIDE 13 – Wealth Management Americas

Net new money was a solid 3.2 billion excluding outflows from record seasonal tax payments, with strong inflows from advisors who’ve been with the firm for more than one year. Reported net new money was negative 700 million, including an estimated 3.9 billion of outflows related to seasonal tax payments.

Invested assets were down 5 billion dollars, with the decrease mostly due to market performance.

Gross margin increased 1 basis point to 74 basis points on our record operating income, and net margin decreased 2 basis points to 9 basis points on higher operating expenses.

SLIDE 14 – Wealth Management Americas

FA productivity remained industry-leading, as annualized revenue per FA rose to a new record of over 1.1 million dollars.

Consistent with our strategy, we continued to grow lending balances with total loans growing 4% to 47.3 billion dollars. Average mortgage balances increased 3% to 8 billion dollars and securities-backed lending balances were up 3% to 29 billion. Our focus on banking and lending is a key pillar of growth for future profitability, and we’re well positioned for any future Fed moves this year.

SLIDE 15 – Retail & Corporate

Retail and Corporate delivered another strong quarter with all KPIs within their target ranges. Profit before tax was 414 million francs, the highest it’s been in a second quarter since 2010.

Operating income was 952 million, down 3% on lower transaction-based income and net interest income.

Following elevated client activity and gains from macro fair value hedge ineffectiveness in the prior quarter, transaction-based income decreased.

Net interest income declined 1%, on lower income from the investment of the Group’s equity. Net interest margin decreased by 1 basis point to 164 basis points.

Net credit loss expenses decreased to 4 million from 21 million, as credit losses for new cases were stable, and releases and recoveries increased. The stronger Swiss franc is expected to have a negative effect on the Swiss economy, as seen in economic data for the first quarter of 2015. To date, we’ve seen limited effects of the stronger Swiss franc on small and medium-sized enterprises, which we attribute, in part, to existing order books. However, with the average order period of three months now passed, we would expect to see a deterioration in the results of these enterprises over the next 12 months, particularly for export-oriented entities. The tourism sector has been largely protected during the 2014-15 winter season due to pre-existing bookings, and we therefore anticipate seeing a fuller impact on the industry through extended hotel closure in the off-peak season and into the 2015-16 winter season.

To date, we’ve seen a limited decline in credit quality. However, we expect that any negative effect on the Swiss economy will impact some of the counterparties within our domestic lending portfolio, and lead to an increase in credit loss expenses in future periods from the low levels observed in the past two quarters. As we said previously, for 2015, we expect more normalized and slightly increased credit loss expense levels compared with 2014.

We actively manage our portfolio, and we’ve performed detailed reviews, on a client-by-client basis. We continue to closely watch the broader portfolio for signs of deterioration, and don’t see credit losses exceeding expected levels for the portfolio.

Operating expenses were broadly unchanged at 538 million.

Net new business volume growth for our retail business remained solid at 3.1%, as strong net new client assets more than offset slightly negative net new loans.

We continue to invest in e- and mobile banking technologies. During the second quarter, we successfully launched the UBS Paymit app in Switzerland, which allows users to send and request money through their smartphones – quickly, securely and conveniently. The app has had over 70 thousand downloads, and has received an average four and a half star rating on the Apple App Store.

Our clients who utilize e- and mobile continue to show higher income per client account, return on business volume and higher net new business volume per client account.

SLIDE 16 – Global Asset Management

In Global Asset Management, operating income decreased 7% in challenging conditions for alternative managers. Performance fees decreased to 20 million, as late quarter performance in the alternatives industry was subdued, including for O’Connor and A&Q.

Net management fees increased mainly in traditional investments and global real estate, driven by capital increases in listed funds as well as new commitments into an infrastructure and private equity product. Expenses were 342 million, up 5% on higher personnel expenses and higher technology charges from Corporate Center - Services.

Net new money excluding money markets continued to be very strong, with 8.3 billion in net inflows, was positive across all capabilities, and well balanced between our wealth management businesses and third parties.

SLIDE 17 – Investment Bank

The Investment Bank delivered another strong quarter with profit before tax of 617 million. Performance was very good in APAC, where the business delivered double-digit growth both in the quarter and year-on-year.

Investor Client Services revenues were solid at 1.5 billion, with a strong performance from Equities. Revenues were up 22% year-on-year with increases in both Equities, and FX, Rates and Credit.

Equities revenues were strong, increasing 30% year-on-year to 1.1 billion, the highest second quarter since the acceleration of our strategy in 2012. A large majority of the increase was driven by APAC, mostly in financing services and derivatives.

FX, Rates and Credit revenues increased 4% year-on-year to 402 million, with strong performance in FX and rates on increased client volumes.

Corporate Client Solutions revenues were down 16% year-on-year, mainly in DCM, where leveraged finance revenues have decreased and the market fee pool declined 35% year-on-year. Revenues increased in advisory and risk management, and although revenues declined in ECM, this was to a lesser extent than our peer group.

Operating expenses increased 3% year-on-year, as higher variable compensation expenses more than offset lower general and administrative expenses. Our cost/income ratio was 73%, within our target range of 70-80%.

We continued to maximize resource efficiency through optimal use of the business’s allocated resources, which were roughly unchanged in the quarter. Revenue per unit of VaR increased to a record of 214 million.

SLIDE 18 – Corporate Center

Profit before tax in Corporate Center Services was negative 253 million, compared with negative 222 million in the prior quarter. Operating expenses before allocations increased mainly due to higher marketing costs, as well as higher professional fees associated with on-going changes to our legal entity structure.

Profit before tax in Corporate Center - Group Asset and Liability Management was negative 127 million compared with positive 91 million in the prior quarter. Gross income decreased to 70 million, on lower gross income from hedging activities and balance sheet risk management.

Central funding costs retained in Group ALM increased slightly to 180 million, and continued to be a drag to the Group’s earnings, at 349 million year-to date compared with nearly 800 million in 2014. We’re ahead of our debt issuance plans, particularly with regard to AT1. However, we continue to expect these costs to decrease significantly by the end of 2016.

As a result of our ongoing efforts to optimize our legal entity structure, we anticipate that some foreign currency translation gains and losses previously booked directly into equity through OCI, will be released into our P&L due to the sale or closure of branches and subsidiaries. In the second half of 2015, we expect to record net foreign currency translation losses of around 120 million related to these disposals, although gains and losses could be recognized in different periods. Consistent with past practice, these losses will be treated as adjusting items. The release of these FCT losses to the P&L will have no impact on our equity and regulatory capital.

Profit before tax in Non-core and Legacy Portfolio was negative 132 million. Operating income of 35 million included a gain of 57 million related to the settlement of two litigation claims, which was partly offset by valuation losses. Operating expenses increased by 7 million on higher charges for provisions for litigation, regulatory and similar matters.

We made significant progress reducing the Non-core and Legacy Portfolio LRD, which decreased 14 billion to 70 billion on continued unwind and novation activity. RWA also decreased 4 billion to 32 billion on lower credit risk and market risk RWA.

Since the inception of the Non-core and Legacy Portfolio, we’ve reduced LRD by over 220 billion, and as you can see on slide 29 in the appendix, over 40% of the remaining LRD is expected to decay naturally by the end of 2018. We’ll continue to seek opportunities for active acceleration where we believe the tradeoff between cost of exit and the cost of capital and other operating costs is reasonable. However, these opportunities may be more limited in the future.

SLIDE 19 – Corporate Center cost reductions

We achieved an additional 100 million of annualized net cost reduction in the Corporate Center, bringing our total annualized Corporate Center cost reduction to 900 million, based on the June exit rate versus full-year 2013. The additional 100 million was driven by decreases in IT, operations and Corporate Real Estate and Services.

The annualized cost related to regulatory demand has increased to around one billion, of which around 400 million is of a permanent nature. Increased regulatory burdens continue to present significant headwinds to our targeted cost reductions. We’ll continue to remain focused on overcoming these costs, to achieve the net cost reduction targets we’ve set out.

SLIDE 20 – Swiss SRB Basel III capital and leverage ratios

Our fully applied CET1 ratio increased 70 basis points to 14.4% and remained above 10% post-stress, while our fully applied Swiss SRB leverage ratio increased 10 basis points to 4.7%. CET1 capital increased largely on higher retained earnings, partly offset by the impact of a stronger Swiss franc and accruals for capital returns for shareholders.

Risk-weighted assets declined by 7 billion to 210 billion, below our year-end target. This was driven by a 4 billion reduction in the supplemental operational risk RWA mutually agreed by UBS and FINMA, as well as lower market and credit risk RWA in Non-core and Legacy Portfolio. Our Swiss SRB LRD decreased by 33 billion to 944 billion, largely due to a substantial reduction in Non-core and Legacy Portfolio as well as Corporate Center – Group ALM. 139 billion of our leverage ratio denominator is from our high-quality liquid asset portfolio. Since the fourth quarter of 2012, we’ve reduced Group LRD by 262 billion, despite growing our high-quality liquid asset portfolio LRD by 9 billion.

Our fully applied BIS Basel III leverage ratio increased by 20 basis points to 3.6%.

As a result of the progress we’ve made in reducing our LRD, and with updated market share information for 2014 provided by FINMA, our progressive buffer requirement for 2019 has been reduced to 4.5% from 5.4%, bringing our total capital requirement for 2019 down to 17.5% from 18.4%, in line with our previous expectations.

In the third quarter, we intend to issue AT1 capital to further improve our Basel 3 leverage ratio numerator. In addition, we intend to issue TLAC-eligible debt out of a special purpose vehicle of our Group holding company. We’ll treat our TLAC and AT1 issuances in the same manner as we’ve treated other regulatory matters – by addressing them early and decisively, and staying ahead of minimum requirements.

SLIDE 21 – Deferred tax assets

Consistent with past practice, we expect to remeasure our deferred tax assets in the third quarter based on a reassessment of future profitability, taking into account updated business plan forecasts. As mentioned in our 2014 Annual Report, we’ll also consider a further extension of the forecast period used for US DTA recognition purposes from six to seven years.

In the event that the forecast period is extended, we estimate that the effect combined with the updated business plan forecasts, could lead to a net upward DTA revaluation of around 1.5 billion. We expect any DTA revaluation from this year’s reassessment to be recognized 75% in the third quarter, and 25% in the fourth.

The US DTAs have been recognized principally on the expected future profits of Wealth Management Americas, and we’d expect WMA to be the main driver of any future recognition of the remaining 15.8 billion of US DTA that are currently unrecognized.

SLIDE 22 – UBS – a unique and attractive investment proposition

In conclusion, our results for the quarter were strong, with good underlying performance across all of our businesses. We continued to reduce cost and improve effectiveness and efficiency. In Non-core and Legacy Portfolio, we’ve made material progress in reducing LRD. We’ve also further improved our resolvability by implementing UBS Switzerland AG.

UBS represents a truly unique and attractive investment proposition. We’re the world’s leading wealth manager, and we’re a growing business with a clear strategy, a strong capital position, and a firm commitment to deliver attractive capital returns to shareholders.

Thank you. Sergio and I will now take your questions.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-200212) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

UBS AG

By:	/s/ David Kelly
	Name:	David Kelly
	Title:	Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Executive Director

Date: July 27, 2015